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CONTACTS:
LORUS THERAPEUTICS INC.                         CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT
Corporate Communications                        Eliza Walsh                                Jennifer Taylor
Grace Tse                                       Mansfield Communications Inc.              Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                    Tel: (416) 599-0024                        Tel: (212) 370-5045
Email:  ir@lorusthera.com                       Email:  eliza@mcipr.com                    Email:  jennifer@mcipr.com
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    LORUS THERAPEUTICS TO PRESENT RESULTS OF GENE THERAPY STUDIES AT THE HUPO
                  2ND ANNUAL & IUBMB XIX JOINT WORLD CONGRESS

     - Elevated levels of R1 act as a novel tumor suppressor in experimental models of cancer -




TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 9, 2003 - Lorus Therapeutics Inc. ("Lorus") will be presenting the results of preclinical studies designed to assess the therapeutic feasibility of R1 gene therapy for treatment of colon cancer at the second annual Human Proteome Organization (HUPO) and International Union of Biochemistry and Molecular Biology XIX (IUBMB) Joint World Congress being held in Montreal, Canada, from October 8-11, 2003.

An abstract prepared by Lorus entitled, "Adenovirus Mediated R1 Tumor Suppressor Gene Therapy Potential Demonstrated in a Human Colon Adenocarcinoma Model" has been accepted for presentation and will also be published in the meeting proceedings.

Lorus will present the results of studies that have demonstrated elevated levels of R1 protein, the large subunit of the ribonucleotide reductase complex, act as a novel tumor suppressor in experimental models of cancer.

"Lorus welcomes the opportunity to present new and exciting research findings at international meetings, and we look forward to receiving valuable feedback from the scientific community," said Dr. Jim Wright, CEO of Lorus.

                                     (more)


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In the current study, R1 was incorporated into an adenovirus and delivered to tumor cells by infection. Over-expression of R1 resulted in a dramatic decrease in growth of tumor cells grown in culture. Moreover, tumor cells expressing high levels of R1 did not form tumors when implanted in mice, whereas a non-related gene was not effective in preventing tumor development in mice.

The most notable finding in terms of therapeutic potential was the effectiveness of this approach for TREATING human tumors previously implanted in mice, where very significant decreases in tumor growth were observed. This data was recently published in the October 1 issue of Clinical Cancer Research. Dr. Yun Yen of the Department of Medical Oncology and Therapeutics Research at the City of Hope National Medical Center is a leading researcher on RNR involvement in tumorigenesis and metastasis. He provided an accompanying commentary on the Lorus discovery in the "The Biology Behind" section of the same issue of Clinical Cancer Research, entitled, "Ribonucleotide Reductase Subunit 1 as Gene Therapy Target."


About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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